UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 10549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             Lorus Therapetics Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    544192107
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                                 (CUSIP Number)

                                December 31, 2010
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  544192107

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William Richard Hermon
     I.R.S. Identification No. - Not applicable
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization.
     Canadian
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                  5.   Sole Voting Power
Number of              1,388,644
Shares            --------------------------------------------------------------
Beneficially      6.   Shared Voting
Owned                  0
by Each           --------------------------------------------------------------
Power             7.   Sole Dispositive Power
Reporting              1,388,644
Person With:      --------------------------------------------------------------
                  8.   Shared Dispositive Power
                       0
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,388,644
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10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                [_]
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11.   Percent of Class Represented by Amount in Row (9).
      8.6%
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12.   Type of Reporting Person (See Instructions)
      IN
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                               Page 2 of 5 pages

ITEM 1.

          (a)  NAME OF ISSUER:

               Lorus Therapeutics Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2 Meridian Road, Toronto, Ontario, M9W 4Z7 Canada

ITEM 2.

          (a)  NAMES OF PERSONS FILING:

               This filing statement is being filed by William Richard Hermon ("Hermon"); and is sometimes referred to as a Reporting Person.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               The business address for the Reporting Person is 17 York Street, Suite 202, Ottawa, ON, Canada, K1N 9J6

          (c)  CITIZENSHIP:

               Hermon is a Canadian citizen.

          (d)  TITLE OF CLASS OF SECURITIES:

               Common Stock, no par value

          (e)  CUSIP NUMBER:

               544192107

ITEM 3.   NA

ITEM 4.   OWNERSHIP

          (a)-(c) The responses of the Reporting Person to items 5 through 11 on the cover page are incorporated herein by reference. As of the close of business on December 31, 2010, the Reporting Person's beneficial ownership of Common Stock, including an aggregate of 478,704 shares of Common Stock issuable upon the exercise of common stock warrants held by the Reporting Persons, was 1,388,644 shares. Of this amount, 699,966 shares of Common Stock were held by Hermon directly, 24,185 shares of Common Stock were held by Hermon's father, John Hermon ("J. Hermon") directly; 50,250 shares of Common Stock were held by Gullrock Investments Inc. ("Gullrock") directly; 6,000 shares of Common Stock were held by Globus Precision Inc. ("Globus") directly; and 607,973 shares of Common Stock were held by Ficor Resources Inc. ("Ficor") directly. The foregoing amounts include: 214,157, 6,046,1,500,12,630 and 244,371 shares issuable upon the exercise of common stock warrants owned by Hermon, J. Hermon, Gullrock, Globus and Ficor, respectively.

                               Page 3 of 5 pages

          Hermon exercises sole voting and dispositive power over shares held by each of Hermon, J. Hermon, Gullrock, Globus and Ficor, respectively.

          Gullrock is an investment holding company, of which Hermon owns 60% of the outstanding capital stock and serves as President. Globus is an investment holding company, of which Hermon owns 100% of the outstanding capital stock and serves as President. Ficor is an investment holding company, of which Hermon owns 50% of the outstanding capital stock and serves as Vice President. Hermon has voting and dispositive power over the investment account of J. Hermon.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          See Item 4 above.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NA

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          NA

ITEM 10.  CERTIFICATION

          (a)  NA

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2011

                                            /s/ Richard Hermon
                                            ------------------
                                            Richard Hermon

                               Page 5 of 5 pages